UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC File Number 333-191545

CUSIP Number 50116B101

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: July 31, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended: ___________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

KTL Bamboo International Corp.
Full Name of Registrant

7 Mayakovskogo Street
Address of Principal Executive Office (Street and Number)

Birobidjan, Russia 679016
City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

The registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended July 31, 2015 (the “Report”) by the prescribed date of October 29, 2015, without unreasonable effort or expense, because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the registrant intends to file its Report on or prior to the fifteenth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact with regard to this notification.

Eric C. Mendelson	(212)	259-7300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

See Annex A, attached.

KTL Bamboo International Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: October 29, 2015	By:	/s/ Andrey Zasoryn
Andrey Zasoryn
President

Annex A

The registrant was incorporated in the State of Nevada, under the name Spacepath, Inc., on December 28, 2012, to engage in the distribution of water filtration systems produced in China. Because the registrant was not able to raise sufficient capital to execute its original business plan, it is now engaged in discussions with third parties regarding alternative directions for the company that could enhance shareholder value.

The registrant has not yet finalized its financial statements for the fiscal year ended July 31, 2015. Therefore, the registrant is unable to quantify the anticipated changes in its results of operations at this time. However, based on information currently available to the registrant, the registrant believes the earnings statements to be included in the subject report will reflect significant decreases in the registrant’s revenues and direct costs of revenue, and an increase in the registrant’s net loss, as compared to the corresponding period for the last fiscal year. These anticipated changes are the result of the registrant winding down its business of distributing water filtration systems produced in China.